Filed Pursuant to Rule 424(b)(5)
Registration No. 333-186815

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus are not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT	SUBJECT TO COMPLETION, DATED APRIL 29, 2015

(To Prospectus dated February 25, 2013)

15,000,000 Shares

Scorpio Tankers Inc.

Common Shares

We are offering 15,000,000 of our common shares pursuant to this prospectus supplement.

Our common shares are listed on the New York Stock Exchange, or the NYSE, under the symbol “STNG.” On April 28, 2015, the last reported sale price of our common shares on the NYSE was $10.31 per share.

Investing in our common shares involves risks. You should carefully consider each of the factors described under “Risk Factors” on page S-10 of this prospectus supplement, beginning on page 8 of the accompanying base prospectus and in the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus, before you make any investment in our common shares.

Neither the U.S. Securities and Exchange Commission, or the Commission, nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts	$	$
Proceeds to Company (Before Expenses)	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to 2,250,000 additional common shares from us on the same terms and conditions as set forth above. If the underwriters exercise the option in full, the total underwriting discounts will be $         , and the total proceeds to us, before expenses, will be $         .

The underwriters are offering the common shares as set forth in the section of this prospectus supplement entitled “Underwriting.” Delivery of the common shares will be made on or about                     , 2015.

UBS Investment Bank	Clarksons Platou Securities, Inc.

Senior Co-Managers

Clarkson Capital Markets LLC	Evercore ISI	Nomura	Stifel

Prospectus Supplement dated                     , 2015

TABLE OF CONTENTS

Prospectus Supplement

Base Prospectus

CORPORATE INFORMATION

Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. Our principal executive offices are located at 9, Boulevard Charles III, MC 98000 Monaco. Our telephone number at that address is (011) 377-9798-5716. We also maintain an office at 150 East 58th Street, New York, NY 10155 and our telephone number at this address is (212) 542-1616. Our website on the Internet is www.scorpiotankers.com. The information on our website is not incorporated by reference into this prospectus supplement and does not constitute a part of this prospectus supplement.

i

Important notice about information in this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the accompanying base prospectus and the documents incorporated into each by reference include important information about us, the common shares being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying base prospectus together with additional information described under the heading, “Where You Can Find Additional Information” before investing in our common shares.

We prepare our financial statements, including all of the financial statements incorporated by reference in this prospectus supplement, in U.S. dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. We have a fiscal year end of December 31.

We have authorized only the information contained or incorporated by reference in this prospectus supplement, the accompanying base prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this document is accurate only as of the date such information was issued, regardless of the time of delivery of this prospectus supplement or any sale of our common shares.

Cautionary statement regarding forward looking statements

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results or events. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions, terms, or phrases may identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to important factors and matters discussed elsewhere in this prospectus supplement, the accompanying prospectus, and the documents incorporated into each by reference, important factors that, in our view, could cause our actual results to differ materially from those discussed in the forward-looking statements include:

➢	the strength of world economies and currencies;

➢	general market conditions, including the market for our vessels, fluctuations in spot and charter rates and vessel values;

➢	the cost of our Newbuilding Program and the delivery and performance of our newbuilding vessels;

➢	availability of financing and refinancing;

➢	potential liability from pending or future litigation;

➢	general domestic and international political conditions;

➢	potential disruption of shipping routes due to accidents or political events;

➢	vessels breakdowns and instances of off-hires;

➢	competition within our industry;

➢	the supply of and demand for vessels comparable to ours;

Cautionary statement regarding forward looking statements

➢	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest in locations where we may operate;

➢	delays and cost overruns in construction projects;

➢	our level of indebtedness;

➢	our ability to obtain financing and comply with the restrictive and other covenants in our financing arrangements;

➢	our need for cash to meet our debt service obligations;

➢	our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;

➢	availability of skilled workers and the related labor costs;

➢	compliance with governmental, tax, environmental and safety regulation;

➢	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

➢	general economic conditions and conditions in the oil and natural gas industry;

➢	effects of new products and new technology in our industry;

➢	the failure of counterparties to fully perform their contracts with us;

➢	our dependence on key personnel;

➢	adequacy of our insurance coverage;

➢	our ability to obtain indemnities from customers;

➢	changes in laws, treaties or regulations applicable to us;

➢	the volatility of the price of our common shares;

➢	other important factors described in “Risk Factors” on page S-10 and the documents incorporated by reference in this prospectus supplement; and

➢	other important factors described from time to time in the reports we file and furnish with the Commission.

These factors and the other risk factors described in this prospectus supplement are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their dates. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of these risks and uncertainties, please see the section of this prospectus supplement entitled “Risk Factors.”

Prospectus summary

This section summarizes some of the key information that is contained or incorporated by reference in this prospectus supplement. It may not contain all of the information that may be important to you. As an investor or prospective investor, you should review carefully the entire prospectus supplement and the accompanying base prospectus, any free writing prospectus that may be provided to you in connection with the offering of the common shares and the information incorporated by reference in this prospectus supplement, including the section entitled “Risk Factors” on page S-10 of this prospectus supplement, on page 8 of the accompanying base prospectus, and in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Commission on March 31, 2015.

Unless the context otherwise requires, when used in this prospectus supplement, the terms “Scorpio Tankers,” the “Company,” “we,” “our” and “us” refer to Scorpio Tankers Inc. and its subsidiaries. “Scorpio Tankers Inc.” refers only to Scorpio Tankers Inc. and not its subsidiaries. The financial information included or incorporated by reference into this prospectus supplement represents our financial information and the operations of our subsidiaries. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus supplement are to, and amounts are presented in, United States dollars and the financial information presented in this prospectus supplement that is derived from financial statements incorporated by reference is prepared in accordance with IFRS.

As used in this prospectus supplement, “HMD” refers to Hyundai Mipo Dockyard Co. Ltd. of South Korea, “SPP” refers to SPP Shipbuilding Co., Ltd. of South Korea, “HSHI” refers to Hyundai Samho Heavy Industries Co. Ltd., “DSME” refers to Daewoo Shipbuilding & Marine Engineering Co., Ltd., “DHSC” refers to Daehan Shipbuilding Co. Ltd., and “SSME” refers to Sungdong Shipbuilding & Marine Engineering Co. Ltd.

Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters’ option to purchase up to 2,250,000 additional common shares is not exercised.

OUR COMPANY

Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporations Act on July 1, 2009. We provide seaborne transportation of refined petroleum products worldwide. We began our operations in October 2009 with three vessel owning and operating subsidiary companies. In April 2010, we completed our initial public offering and commenced trading on the NYSE under the symbol “STNG.” We have since expanded our fleet and as of the date of this prospectus supplement, our fleet consists of 67 wholly owned tankers (consisting of 12 LR2 tankers, 15 Handymax tankers and 40 MR tankers) with an average age of approximately 0.9 years, and 21 time chartered-in tankers that we operate (consisting of seven Handymax tankers, four MR tankers, five LR1 tankers and five LR2 tankers), which we refer to collectively as our Operating Fleet. In addition, we currently have contracts for the construction of 11 newbuilding product tankers (consisting of five MR tankers and six LR2 tankers), which we refer to as our Newbuilding Program. Of the vessels in our Newbuilding Program, seven are expected to be delivered to us during the second quarter of 2015 and four in 2016. We also own 16.3% of the outstanding shares of Dorian LPG Ltd. (Nasdaq: LPG), or Dorian. Dorian is a liquefied petroleum gas shipping company that owns six Very Large Gas Carriers, or VLGCs, and one pressurized gas carrier and has 16 VLGCs under construction as of the date of this prospectus supplement.

OUR FLEET

The following tables present key information about our Operating Fleet and Newbuilding Program as of April 29, 2015.

Owned vessels Vessel Name		Year Built	DWT	Ice class	Employment	Vessel type
1	STI Highlander	2007	37,145	1A	SHTP(1)	Handymax
2	STI Brixton	2014	38,000	1A	SHTP(1)	Handymax
3	STI Comandante	2014	38,000	1A	SHTP(1)	Handymax
4	STI Pimlico	2014	38,000	1A	SHTP(1)	Handymax
5	STI Hackney	2014	38,000	1A	SHTP(1)	Handymax
6	STI Acton	2014	38,000	1A	SHTP(1)	Handymax
7	STI Fulham	2014	38,000	1A	SHTP(1)	Handymax
8	STI Camden	2014	38,000	1A	SHTP(1)	Handymax
9	STI Battersea	2014	38,000	1A	SHTP(1)	Handymax
10	STI Wembley	2014	38,000	1A	SHTP(1)	Handymax
11	STI Finchley	2014	38,000	1A	SHTP(1)	Handymax
12	STI Clapham	2014	38,000	1A	SHTP(1)	Handymax
13	STI Poplar	2014	38,000	1A	SHTP(1)	Handymax
14	STI Hammersmith	2015	38,000	1A	SHTP(1)	Handymax
15	STI Rotherhithe	2015	38,000	1A	SHTP(1)	Handymax
16	STI Amber	2012	52,000	—	SMRP(2)	MR
17	STI Topaz	2012	52,000	—	SMRP(2)	MR
18	STI Ruby	2012	52,000	—	SMRP(2)	MR
19	STI Garnet	2012	52,000	—	SMRP(2)	MR
20	STI Onyx	2012	52,000	—	SMRP(2)	MR
21	STI Sapphire	2013	52,000	—	SMRP(2)	MR
22	STI Emerald	2013	52,000	—	SMRP(2)	MR
23	STI Beryl	2013	52,000	—	SMRP(2)	MR
24	STI Le Rocher	2013	52,000	—	SMRP(2)	MR
25	STI Larvotto	2013	52,000	—	SMRP(2)	MR
26	STI Fontvieille	2013	52,000	—	SMRP(2)	MR
27	STI Ville	2013	52,000	—	SMRP(2)	MR
28	STI Duchessa	2014	52,000	—	SMRP(2)	MR
29	STI Opera	2014	52,000	—	SMRP(2)	MR
30	STI Texas City	2014	52,000	—	Time Charter(3)	MR
31	STI Meraux	2014	52,000	—	Time Charter(4)	MR
32	STI Chelsea	2014	52,000	—	SMRP(2)	MR
33	STI Lexington	2014	52,000	—	SMRP(2)	MR
34	STI San Antonio	2014	52,000	—	Time Charter(4)	MR
35	STI Venere	2014	52,000	—	SMRP(2)	MR
36	STI Virtus	2014	52,000	—	SMRP(2)	MR
37	STI Powai	2014	52,000	—	SMRP(2)	MR
38	STI Aqua	2014	52,000	—	SMRP(2)	MR
39	STI Dama	2014	52,000	—	SMRP(2)	MR
40	STI Olivia	2014	52,000	—	SMRP(2)	MR
41	STI Mythos	2014	52,000	—	SMRP(2)	MR
42	STI Benicia	2014	52,000	—	Time Charter(4)	MR

Owned vessels Vessel Name		Year Built	DWT	Ice class	Employment	Vessel type
43	STI Regina	2014	52,000	—	SMRP(2)	MR
44	STI St. Charles	2014	52,000	—	SMRP(2)	MR
45	STI Mayfair	2014	52,000	—	SMRP(2)	MR
46	STI Yorkville	2014	52,000	—	SMRP(2)	MR
47	STI Milwaukee	2014	52,000	—	SMRP(2)	MR
48	STI Battery	2014	52,000	—	SMRP(2)	MR
49	STI Soho	2014	52,000	—	SMRP(2)	MR
50	STI Tribeca	2015	52,000	—	SMRP(2)	MR
51	STI Gramercy	2015	52,000	—	Spot	MR
52	STI Bronx	2015	52,000	—	Spot	MR
53	STI Pontiac	2015	52,000	—	Spot	MR
54	STI Manhattan	2015	52,000	—	Spot	MR
55	STI Queens	2015	52,000	—	Spot	MR
56	STI Elysees	2014	109,999	—	SLR2P(5)	LR2
57	STI Madison	2014	109,999	—	SLR2P(5)	LR2
58	STI Park	2014	109,999	—	SLR2P(5)	LR2
59	STI Orchard	2014	109,999	—	SLR2P(5)	LR2
60	STI Sloane	2014	109,999	—	SLR2P(5)	LR2
61	STI Broadway	2014	109,999	—	SLR2P(5)	LR2
62	STI Condotti	2014	109,999	—	SLR2P(5)	LR2
63	STI Rose	2015	109,999	—	SLR2P(5)	LR2
64	STI Veneto	2015	109,999	—	SLR2P(5)	LR2
65	STI Alexis	2015	109,999	—	SLR2P(5)	LR2
66	STI Winnie	2015	109,999	—	SLR2P(5)	LR2
67	STI Oxford	2015	109,999	—	SLR2P(5)	LR2

	Total owned DWT		3,969,133

Time chartered-in vessels Vessel Name		Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry(7)
68	Kraslava	2007	37,258	1B	SHTP(1)	Handymax	$14,150	18-May-16(8)
69	Krisjanis Valdemars	2007	37,266	1B	SHTP(1)	Handymax	$14,150	1-May-16(9)
70	Jinan	2003	37,285	—	SHTP(1)	Handymax	$12,600	15-May-15
71	Iver Prosperity	2007	37,412	—	SHTP(1)	Handymax	$13,500	3-Apr-16(10)
72	Histria Azure	2007	40,394	—	SHTP(1)	Handymax	$13,550	1-May-15
73	Histria Coral	2006	40,426	—	SHTP(1)	Handymax	$13,550	17-Jul-15
74	Histria Perla	2005	40,471	—	SHTP(1)	Handymax	$13,550	15-Jul-15
75	Miss Mariarosaria	2011	47,499	—	SMRP(2)	MR	$15,250	15-Oct-15(11)
76	Vukovar	2015	49,990	—	SMRP(2)	MR	$17,034	2-May-18(12)
77	Targale	2007	49,999	—	SMRP(2)	MR	$14,850	17-May-16(13)
78	Gan-Trust	2013	51,561	—	SMRP(2)	MR	$16,250	6-Jan-16(14)
79	SN Federica	2003	72,344	—	SPTP(6)	LR1	$11,250	15-May-15(15)
80	SN Azzura	2003	72,344	—	SPTP(6)	LR1	$13,600	13-May-15
81	King Douglas	2008	73,666	—	SPTP(6)	LR1	$15,000	8-Nov-15
82	Hellespont Progress	2006	73,728	—	SPTP(6)	LR1	$16,250	18-Mar-16(16)
83	FPMC P Eagle	2009	73,800	—	SPTP(6)	LR1	$14,525	9-Sep-15
84	FPMC P Hero	2011	99,995	—	SLR2P(5)	LR2	$15,500	2-May-15
85	Swarna Jayanti	2010	104,895	—	SLR2P(5)	LR2	$16,250	11-Sep-15(17)
86	Densa Crocodile	2015	105,408	—	SLR2P(5)	LR2	$21,050	7-Feb-16(18)
87	Densa Alligator	2013	105,708	—	SLR2P(5)	LR2	$17,550	17-Sep-16(19)
88	Khawr Aladid	2006	106,003	—	SLR2P(5)	LR2	$15,400	11-Jul-15

	Total time chartered-in DWT		1,357,452

Newbuildings currently under construction Vessel Name		Yard	DWT	Ice class	Vessel type
89	Hull 2490—TBN STI Osceola	HMD(20)	52,000	—	MR
90	Hull 2492—TBN STI Notting Hill	HMD(20)	52,000	—	MR
91	Hull 2493—TBN STI Westminster	HMD(20)	52,000	—	MR
92	Hull 2475—TBN STI Seneca	HMD(20)	52,000	—	MR
93	Hull S1168—TBN STI Brooklyn	SPP(21)	52,000	—	MR
94	Hull S716—TBN STI Connaught	HSHI(22)	109,999	—	LR2
95	Hull 5399—TBN STI Lauren	DSME(23)	109,999	—	LR2
96	Hull S3120—TBN STI Selatar	SSME(24)	109,999	—	LR2
97	Hull S3121—TBN STI Rambla	SSME(24)	109,999	—	LR2
98	Hull 5003—TBN STI Grace	DHSC(25)	109,999	—	LR2
99	Hull 5004—TBN STI Jermyn	DHSC(25)	109,999	—	LR2

	Total newbuilding product tankers DWT		919,994

	Total Fleet DWT		6,246,579

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.

(2)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel is on a time charter agreement for two years expiring in March 2016, which also contains a 50% profit sharing provision whereby we split all of the vessel’s profits above the daily base rate with the charterer.
(4)	This is one of three vessels on a one-year time charter agreement that expire between May and September 2015. These agreements contain a 50% profit sharing provision whereby we split all of the vessel’s profits above the daily base rate with the charterer.
(5)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(6)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(7)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(8)	In April 2015, we declared an option to extend the charter for an additional year at $14,150 per day effective May 2015.
(9)	In April 2015, we declared an option to extend the charter for an additional year at $14,150 per day effective May 2015.
(10)	In September 2014, we exercised our option to extend the charter for an additional year at $13,500 per day effective April 3, 2015.
(11)	We have two consecutive options to extend the charter for an additional six month and one year periods at $15,250 per day and $16,350 per day, respectively.
(12)	This vessel is currently under construction and is scheduled to be delivered to us in early May 2015.
(13)	In March 2015, we exercised our option to extend the charter for an additional year at $15,200 per day effective May 2015. We have an option to extend the charter for an additional year at $16,200 per day.
(14)	The rate for the first year of this agreement was $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(15)	We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel’s owner whereby we split all of the vessel’s profits above the daily base rate.
(16)	In February 2015, we declared an option to extend the charter for an additional year at $16,250 per day effective March 18, 2015. We have an option to extend the charter for an additional year at $17,250 per day.
(17)	In February 2015, we declared an option to extend the charter for an additional six months at $16,250 per day effective March 11, 2015.
(18)	This vessel was delivered in February 2015. We have entered into an agreement with a third party whereby we split all of the vessel’s profits and losses above or below the daily base rate. We also have an option to extend the charter for an additional year at $22,600 per day.
(19)	In April 2015, we extended the charter for an additional year at $24,875 per day effective September 2015. We have an option to extend the charter for an additional year at $26,925 per day.
(20)	These newbuilding vessels are being constructed at HMD. Four vessels are expected to be delivered in the second quarter of 2015, including STI Osceola, which is scheduled to be delivered on April 30, 2015.
(21)	This newbuilding vessel is being constructed at SPP. This vessel is expected be delivered in the second quarter of 2015.
(22)	This newbuilding vessel is being constructed at HSHI. This vessel is expected to be delivered in the second quarter of 2015.

(23)	This newbuilding vessel is being constructed at DSME and is expected to be delivered on April 30, 2015.
(24)	These newbuilding vessels are being constructed at SSME. One vessel is expected to be delivered in the third quarter and one in the fourth quarter of 2016.
(25)	These newbuilding vessels are being constructed at DHSC. These two vessels are expected to be delivered in the first and second quarter of 2016.

RECENT DEVELOPMENTS

Newbuilding Vessel Deliveries

In April 2015, we took delivery of two vessels under our Newbuilding Program.

➢	STI Oxford, an LR2 product tanker, was delivered from HSHI. Upon delivery, this vessel began a voyage for 50 days at approximately $41,000 per day.

➢	STI Queens, an MR product tanker, was delivered from SPP. Upon delivery, this vessel began a time charter for up to 120 days at approximately $18,000 per day.

Newbuilding Program Summary

As of the date of this prospectus supplement, our commitments under all of our newbuilding vessel agreements are as follows*:

	$ in millions
Q2 2015—installment payments made	$61.9
Q2 2015—remaining installment payments	195.9	**
Q3 2015	27.5
Q4 2015	24.8
Q1 2016	40.5
Q2 2016	26.0
Q3 2016	29.6
Q4 2016	29.6

Total	$435.8

*	These are estimates only and are subject to change as construction progresses.
**	An aggregate of $51.4 million of installment payments are expected to be made in connection with the scheduled deliveries of STI Lauren and STI Osceola on April 30, 2015.

Time Charter-In Update

In April 2015, we agreed to time charter-in an MR product tanker that is currently under construction in South Korea with delivery expected in May 2015. Upon delivery from the shipyard, we will charter-in the vessel for a period of three years at $17,034 per day.

In April 2015, we agreed to time charter-in an MR product tanker for six months at $15,250 per day upon its delivery to us, which is expected in May 2015. We also have two consecutive options to extend the charter for an additional six-month and one-year periods at $15,250 per day and $16,350 per day, respectively.

In April 2015, we extended the time charter on an LR2 product tanker that we currently time charter-in. The term of the extended agreement is for one year at $24,875 per day beginning in September 2015. We also have an option to extend the charter for an additional year at $26,925 per day.

In April 2015, we extended the time charter on two Handymax product tankers that we currently time charter-in. The term of each extended agreement is for one year at $14,150 per day beginning in May 2015.

Credit Facilities

$52.0 Million Loan Facility

In March 2015, we received a commitment from a leading European financial institution for a loan facility of up to $52.0 million. The proceeds of this facility will be used to finance a portion of the purchase price of two LR2 product tankers currently under construction at DHSC with expected deliveries in the first and second quarters of 2016. This loan facility has a final maturity of seven years from the date of signing and bears interest at LIBOR plus a margin of 1.95% per annum. This facility is subject to customary conditions precedent and the execution of definitive documentation.

$61.2 Million Loan Facility

In March 2015, we received a commitment from a leading European financial institution for a loan facility of up to $61.2 million. The proceeds of this facility will be used to finance a portion of the purchase price of two LR2 product tankers currently under construction at SSME with expected deliveries in the third and fourth quarters of 2016. This loan facility has a final maturity of five years from the date of delivery of each vessel and bears interest at LIBOR plus a margin ranging between 1.95% and 2.40% per annum (depending on the advance ratio). This facility is subject to customary conditions precedent and the execution of definitive documentation.

$30.0 Million Term Margin Loan Facility

In March 2015, we entered into a term margin loan facility with Nomura Securities International, Inc., or Nomura, for up to $30.0 million. The 9,392,083 shares that we own in Dorian have been pledged as collateral under this facility, and we are subject to certain covenants, including a loan to value ratio based on the amount outstanding and the market value of the shares that are pledged as collateral. Interest on the facility is LIBOR plus 4.50% per annum and the facility matures in March 2016, which can be extended to March 2017 at Nomura’s option, at which time a balloon payment will be due. The outstanding balance was $30.0 million as of March 31, 2015, and the facility was fully drawn.

Dividend Declaration

On April 27, 2015, our board of directors declared a quarterly cash dividend of $0.125 per share, payable on June 10, 2015 to shareholders of record as of May 21, 2015.

Stock Buyback Program

During the first quarter of 2015, we acquired an aggregate of 746,639 of our common shares that are being held as treasury shares at an average price of $7.91 per share. We have 163,827,903 shares outstanding as of the date of this prospectus supplement.

We have $69.3 million remaining under our stock buyback program as of the date of this prospectus supplement. We expect to repurchase these shares in the open market, at times and prices that are considered to be appropriate by us, but we are not obligated under the terms of the program to repurchase any shares.

The offering

The Issuer	Scorpio Tankers Inc., a Marshall Islands corporation

Common Shares Presently Outstanding	163,827,903[1]

Common Shares to be Offered by Scorpio Tankers Inc.	15,000,000 (or 17,250,000 common shares, assuming full exercise of the underwriters’ option to purchase additional shares)[1]

Common Shares to be Outstanding Immediately After This Offering	178,827,903 (or 181,077,903 common shares, assuming full exercise of the underwriters’ option to purchase additional shares)[1]

NYSE Symbol	“STNG”

Use of Proceeds	We estimate that we will receive net proceeds of approximately $ from this offering assuming the underwriters’ option to purchase additional shares is not exercised, and approximately $ if the underwriters’ option to purchase additional shares is exercised in full, in each case after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use substantially all of the net proceeds of this offering of our common shares to fund a portion of the acquisition costs of additional modern product tankers, which may include three LR2 product tankers that we currently have options to purchase from an unaffiliated third party. We expect to fund the balance of the acquisition costs of additional vessels with borrowings under credit facilities with our commercial lenders. Any net proceeds from this offering not used for vessel acquisitions will be used for general corporate purposes.

Pursuant to the Administrative Services Agreement that we have entered into with Scorpio Services Holding Limited (SSH), SSH is entitled to receive a fee equal to 1% of the gross purchase price of vessels that we acquire. SSH has agreed to waive this fee with respect to the purchase of vessels funded with the net proceeds of this offering.

[1]	Excludes 39,496,762 shares held as treasury shares.

Risk Factors	Investing in our common shares involves risks. You should carefully consider the risks discussed under the caption “Risk Factors” on page S-10 of this prospectus supplement, beginning on page 8 of the accompanying base prospectus in our Registration Statement on Form F-3, effective February 25, 2013, in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Commission on March 31, 2015, and under the caption “Risk Factors” or any similar caption in the documents that we subsequently file with the Commission that are incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying base prospectus, and in any free writing prospectus that you may be provided in connection with the offering of common shares pursuant to this prospectus supplement and the accompanying base prospectus.

Risk factors

An investment in our common shares involves a high degree of risk. Before making an investment in our common shares, you should carefully consider the risk factors and all of the other information included in this prospectus supplement, the accompanying base prospectus and the documents incorporated into each by reference, including those in “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Commission on March 31, 2015, as updated by annual, quarterly and other reports and documents we file with the Commission after the date of this prospectus supplement and that are incorporated by reference herein. Please see the section of this prospectus supplement entitled “Where You Can Find Additional Information—Information Incorporated by Reference.” The occurrence of one or more of those risk factors could adversely impact our business, financial condition or results of operations.

Use of proceeds

We estimate that we will receive net proceeds of approximately $             from this offering assuming the underwriters’ option to purchase additional shares is not exercised, and approximately $             if the underwriters’ option to purchase additional shares is exercised in full, in each case after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use substantially all of the net proceeds of this offering of our common shares to fund a portion of the acquisition costs of additional modern product tankers, which may include three LR2 product tankers that we currently have options to purchase from an unaffiliated third party. We expect to fund the balance of the acquisition costs of additional vessels with borrowings under credit facilities with our commercial lenders. Any net proceeds from this offering not used for vessel acquisitions will be used for general corporate purposes.

Pursuant to the Administrative Services Agreement that we have entered into with SSH is entitled to receive a fee equal to 1% of the gross purchase price of vessels that we acquire. SSH has agreed to waive this fee with respect to the purchase of vessels funded with the net proceeds of this offering.

Capitalization

The following table sets forth our capitalization as of March 31, 2015, on:

➢	an actual basis;

➢	an as adjusted basis to give effect to the following:

➢	payments totaling $61.9 million related to installment payments under our Newbuilding Program, which includes $55.0 million for the final installment payments on two newbuilding vessels that were delivered to us in April 2015.

➢	drawdowns of an aggregate of $129.7 million from our secured credit facilities, which consists of:

➢	$49.8 million from our K-Sure Credit Facility to partially finance the deliveries of STI Oxford and STI Queens in April 2015.

➢	$60.6 million from our K-Sure Credit Facility to partially finance the deliveries of STI Lauren and STI Connaught, which are scheduled to be delivered on April 30, 2015 and May 4, 2015, respectively.

➢	$19.3 million from our 2013 Credit Facility to partially finance the delivery of STI Osceola, which is scheduled to be delivered on April 30, 2015.

➢	the closing of the sales of STI Harmony and STI Heritage in April 2015, which includes:

➢	the receipt of net proceeds (after closing costs) of $60.9 million in aggregate.

➢	the repayment of $25.6 million on our 2010 Revolving Credit Facility in connection with these sales; and

➢	an as further adjusted basis to give effect to this offering.

There have been no other significant adjustments to our capitalization since March 31, 2015, as so adjusted.

Capitalization

You should read the information below together with the section of this prospectus supplement entitled “Use of Proceeds,” as well as the consolidated financial statements and related notes for the year ended December 31, 2014, included in our Annual Report on Form 20-F, filed with the Commission on March 31, 2015 and our press release attached as an exhibit to our Form 6-K, furnished to the Commission on April 27, 2015, each of which is incorporated by reference herein.

	As of March 31, 2015
In thousands of U.S. dollars	Actual	As adjusted	As further adjusted
Cash	$135,694	$158,949 (2)

Current debt:
Current portion of long term debt(1)	$132,817	$141,775
Debt related to vessels held for sale(1)	25,562	—

Non-current debt:
Long term debt(1)	1,584,370	1,705,062

Total debt	$1,742,749	$1,846,837

Shareholders’ equity:
Share capital	2,033	2,033
Additional paid in capital	1,551,688	1,551,688
Treasury shares	(357,189)	(357,189)
Accumulated other comprehensive loss	(18,917)	(18,917)
Retained earnings / (accumulated deficit)	—	—

Total shareholders’ equity	$1,177,615	$1,177,615

Total capitalization	$2,920,364	$3,024,452

(1)	Current and non-current debt at March 31, 2015 are shown net of $52.6 million of deferred financing fees that are amortized over the term of the loans, including $3.5 million which relates to current debt and $49.0 million which relates to long term debt. Non-current debt reflects the carrying value of the liability component of our Convertible Senior Notes due 2019 of $306.7 million. The value attributed to the conversion feature of the Convertible Senior Notes due 2019 of $53.3 million has been recorded in additional paid-in capital.
(2)	Cash, as adjusted, does not include the impact of cash flows from operations from April 1, 2015 through April 29, 2015, nor does it include the $60.6 million and $19.3 million of drawdowns from our K-Sure Credit Facility and 2013 Credit Facility, respectively, to partially finance the deliveries of STI Lauren, STI Osceola and STI Connaught, which are scheduled to be delivered on April 30, 2015, April 30, 2015 and May 4, 2015, respectively. Approximately $86.7 million in aggregate is due to the shipyards upon delivery of these vessels.

Dilution

Dilution or accretion is the amount by which the offering price paid by the purchasers of our common shares in this offering will differ from the net tangible book value per common share after the offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities. The historical net tangible book value and the as adjusted(1) net tangible book value as of March 31, 2015 were $1.2 billion in total and $7.19 per share for the number of shares of the existing shareholders at that date.

The as further adjusted net tangible book value as of March 31, 2015 would have been $        , or $         per common share after the issuance and sale by us of             common shares at $         per share in this offering, after deducting estimated expenses related to this offering. This represents an immediate increase in net tangible book value of $         per share to the existing shareholders and an immediate dilution in net tangible book value of $         per share to new investors.

The following table illustrates the pro forma per share dilution and increase in net tangible book value as of March 31, 2015:

Public offering price per common share	$
As adjusted net tangible book value per share before this offering		$7.19
Increase in as adjusted net tangible book value attributable to new investors in this offering	$
As adjusted net tangible book value per share after giving effect to this offering	$
Dilution per share to new investors	$

The following table summarizes, as of March 31, 2015, on an as adjusted basis for this public offering, the difference between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing shareholders and the number of common shares acquired from us, the total amount paid and the average price per share paid by you as a new investor in this offering, based upon the public offering price of $         per share.

	AS ADJUSTED SHARES OUTSTANDING(1)			TOTAL CONSIDERATION			AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT (IN USD THOUSANDS)	PERCENT
Existing shareholders			%	$		%	$
New investors(*)			%	$		%	$

Total			%	$		%	$

(*)	Before deducting estimated expenses of this offering of $ million.

(1)	The “as adjusted” amounts give effect to the adjustments further described in the section entitled “Capitalization” on page S-12 of this prospectus supplement.

Security ownership of beneficial owners and management

The following table sets forth the beneficial ownership of our common shares, as of April 27, 2015, held by each person or entity that we know beneficially owns 5% or more of our common shares, each of our executive officers and directors, and all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the Commission’s rules. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name	Number of Shares		Percentage Owned(7)
Wellington Management Group LLP*	15,947,162	(1)	9.73%
York Capital Management Global Advisors, LLC*	15,148,603	(2)	9.25%
FMR LLC*	12,407,317	(3)	7.57%
Emanuele A. Lauro	3,715,101	(4)	2.27%
Robert Bugbee	3,622,914	(4)	2.21%
Cameron Mackey	2,353,489	(5)	1.44%
Brian M. Lee	1,713,142	(6)	1.05%
All other officers and directors individually	**		**

(1)	This information is derived from Schedule 13G/A filed with the Commission on February 12, 2015.
(2)	This information is derived from Schedule 13G/A filed with the Commission on February 17, 2015.
(3)	This information is derived from Schedule 13G filed with the Commission on February 13, 2015.
(4)	Includes 3,073,428 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.
(5)	Includes 2,076,445 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.
(6)	Includes 1,559,574 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.
(7)	Based on 163,827,903 common shares outstanding as of April 27, 2015.
*	Includes certain funds managed thereby.
**	The officers and directors that are not listed in this table each individually own less than 1% of our outstanding common shares.

As of April 27, 2015, we had 49 shareholders of record, 19 of which were located in the United States and held an aggregate of 159,160,759 of our common shares, representing 97.2% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 147,769,139 of our common shares as of April 27, 2015. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

Price range of our common shares

Since our initial public offering, our common shares have traded on the NYSE under the symbol “STNG.” The high and low market prices for our common shares on the NYSE are presented for the periods listed below:

FOR THE YEAR ENDED	HIGH	LOW
December 31, 2014	$11.91	$6.48
December 31, 2013	$12.48	$6.92
December 31, 2012	$7.50	$4.93
December 31, 2011	$12.18	$4.28
December 31, 2010 (beginning March 31, 2010)	$13.01	$9.50

FOR THE QUARTER ENDED	HIGH	LOW
March 31, 2015	$9.64	$7.64
December 31, 2014	$9.09	$6.48
September 30, 2014	$10.19	$8.21
June 30, 2014	$10.21	$8.57
March 31, 2014	$11.91	$9.01
December 31, 2013	$12.48	$9.37
September 30, 2013	$10.51	$8.87
June 30, 2013	$9.60	$7.55
March 31, 2013	$8.94	$6.92

FOR THE MONTH	HIGH	LOW
April 2015 (through and including April 28, 2015)	$10.51	$9.15
March 2015	$9.58	$8.39
February 2015	$8.86	$7.65
January 2015	$9.64	$7.64
December 2014	$8.98	$7.83
November 2014	$9.09	$8.17
October 2014	$9.04	$6.48

Underwriting

We are offering our common shares described in this prospectus supplement through the underwriters named below. UBS Securities LLC is acting as representative of the underwriters and sole book-running manager of the offering, and Clarksons Platou Securities, Inc. is acting as joint lead manager. We have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell, the number of common shares listed next to its name in the following table.

Underwriters	Number of Shares
UBS Securities LLC
Clarksons Platou Securities, Inc.
Clarkson Capital Markets LLC
Evercore Group L.L.C. Nomura Securities International, Inc.
Stifel, Nicholas & Co., Inc.
Total	15,000,000

The underwriting agreement provides that the underwriters must buy all of the common shares if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Our common shares are offered subject to a number of conditions, including:

➢	receipt and acceptance of our common shares by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised that the underwriters intend to make a market in our common shares but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, the underwriters or securities dealers may distribute prospectuses electronically.

Clarksons Platou Securities AS is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering by Clarksons Platou Securities AS is within the United States, Clarksons Platou Securities AS will offer to and place shares of common stock with investors through Clarksons Platou Securities, Inc., an affiliated U.S. broker-dealer. The activities of Clarksons Platou Securities AS in the United States will be effected only to the extent permitted by Rule 15a-6 under the Securities Exchange Act of 1934, as amended.

OPTION TO PURCHASE ADDITIONAL SHARES

We have granted the underwriters an option to buy up to an aggregate of 2,250,000 additional common shares. The underwriters have 30 days from the date of this prospectus supplement to exercise this option.

UNDERWRITING DISCOUNT

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

Underwriting

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to             additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $         million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors have entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or hedge our common shares or securities convertible into or exchangeable or exercisable for our common shares. Among the exceptions applicable under the lock-up agreements, each executive officer or director may sell or dispose of up to 50,000 shares of our common stock during the lock-up period. These restrictions will be in effect until 30 days after the date of this prospectus supplement. Notwithstanding the foregoing, if (1) during the date that is 15 calendar days plus three business days before the last day of the restricted period, we issue an earnings release or material news or a material event relating to our company occurs, or (2) prior to the expiration of the 30-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 30-day period, the restrictions described above shall continue to apply until the expiration of the date that is 15 calendar days plus three business days after the issuance of the earnings release or the occurrence of the material news or material event.

UBS Securities LLC may, at any time and in its sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, our common shares may become available for resale into the market, subject to applicable law, which could reduce the market price of our common shares.

INDEMNIFICATION

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE LISTING

Our common shares are listed on the NYSE under the symbol “STNG.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares during and after this offering, including:

➢	stabilizing transactions;

➢	short sales;

Underwriting

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common shares, which involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering and purchasing common shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering.

These stabilizing transactions, short sales and purchases to cover positions created by short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

AFFILIATIONS

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. For instance, as described in “Prospectus Summary—Recent Developments—$30.0 Million Term Margin Loan Facility,” we and Nomura recently entered into a term margin loan facility. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments. Sales of common shares made outside of the United States may be made by affiliates of certain of the underwriters.

ELECTRONIC DISTRIBUTION

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters, or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ respective websites and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

NOTICE TO PROSPECTIVE INVESTORS IN EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	by the Managers to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Lead Manager for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for Scorpio Tankers Inc. or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus supplement.

Underwriting

NOTICE TO PROSPECTIVE INVESTORS IN AUSTRALIA

This prospectus supplement is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus supplement does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus supplement is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

The contents of this prospectus supplement have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus supplement, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus supplement or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or

Underwriting

sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

(1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2) where no consideration is or will be given for the transfer;

(3) where the transfer is by operation of law; or

(4) as specified in Section 276(7) of the SFA.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Underwriting

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED ARAB EMIRATES

UAE.    The offering contemplated by this prospectus supplement has not been approved or licensed by the Central Bank of the United Arab Emirates (“UAE”), the Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). This offering does not constitute a public offer of shares in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), the DFSA Offered Securities Rules or otherwise. The common shares may not be offered to the public in the UAE and/or any of the free zones. The common shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

Dubai International Financial Centre.    This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The common shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

NOTICE TO PROSPECTIVE INVESTORS IN UNITED KINGDOM

This prospectus supplement is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

Expenses

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus supplement forms a part, all of which will be paid by us.

Commission Registration Fee	$
NYSE Supplemental Listing Fee		$10,000
Printing and Engraving Expenses		$50,000
Legal Fees and Expenses		$125,000
Accountants’ Fees and Expenses		$75,000
Miscellaneous Costs	$
Total	$

Legal matters

The validity of the common shares offered hereby and other matters relating to Marshall Islands and United States law will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004. The underwriters have been represented in connection with this offering by Gibson, Dunn & Crutcher LLP, New York, New York.

Experts

The financial statements as of December 31, 2014 and for each of the two years ended December 31, 2014 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2014 incorporated in this prospectus supplement by reference to the Annual Report on Form 20-F for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of the Company for the year ended December 31, 2012, incorporated in this prospectus supplement by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in auditing and accounting.

The international oil tanker shipping industry information, also incorporated in this prospectus supplement by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, attributed to Drewry Shipping Consultants Ltd., or Drewry, has been reviewed by Drewry, which has confirmed to us that such sections accurately describe the international tanker market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus supplement.

Where you can find additional information

As required by the Securities Act of 1933, we filed a registration statement on Form F-3 (Registration No. 333-186815) relating to the securities offered by this prospectus supplement with the Commission. This prospectus supplement and the accompanying base prospectus are parts of that registration statement, which includes additional information.

GOVERNMENT FILINGS

We file annual and special reports with the Commission. You may read and copy any document that we file and obtain copies at prescribed rates from the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our filings are also available on our website at http://www.scorpiotankers.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus supplement or the accompanying base prospectus.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus supplement and will automatically update and supersede previously filed information, including information contained in this document.

We hereby incorporate by reference the documents listed below and certain future filings made with the Commission under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act:

➢	Our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Commission on March 31, 2015, containing our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

➢	Our Report of Foreign Private Issuer on Form 6-K, furnished to the Commission on April 2, 2015, containing a press release announcing our taking delivery of three newbuilding vessels.

➢	Our Report of Foreign Private Issuer on Form 6-K, furnished to the Commission on April 27, 2015, containing a press release announcing our financial results for the first quarter of 2015.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain current reports on Form 6-K that we furnish to the Commission after the date of this prospectus supplement (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus supplement has been terminated. In all cases, you should rely on the later information over different information included in this prospectus supplement or the accompanying base prospectus.

We have authorized only the information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized

Where you can find additional information

any other person to provide you with different information. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference into this prospectus supplement by writing or telephoning us at the following addresses:

MONACO	NEW YORK
9, Boulevard Charles III, MC 98000 Monaco Tel: (011) 377-9798-5716	150 East 58th Street, New York, NY 10155 Tel: (212) 542-1616

INFORMATION PROVIDED BY THE COMPANY

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with IFRS. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of the NYSE, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

Prospectus

SCORPIO TANKERS INC.

Common Shares, Preferred Shares, Debt Securities, Guarantees, Warrants, Purchase Contracts, Rights and Units

Through this prospectus, we or any selling shareholder may periodically offer:

(1)	our common shares,

(2)	our preferred shares,

(3)	our debt securities, which may be guaranteed by one or more of our subsidiaries,

(4)	our warrants,

(5)	our purchase contracts,

(6)	our rights, and

(7)	our units.

The prices and other terms of the securities that we or any selling shareholder will offer will be determined at the time of their offering and will be described in a supplement to this prospectus. We will not receive any of the proceeds from a sale of securities by the selling shareholders.

Our common shares are listed on the New York Stock Exchange under the symbol “STNG.”

The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.

An investment in these securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 8 of this prospectus, and other risk factors contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 22, 2013.

We prepare our financial statements, including all of the financial statements included or incorporated by reference in this prospectus, in U.S. dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We have a fiscal year end of December 31.

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the Commission, using a shelf registration process. Under the shelf registration process, we or any selling shareholder may sell our common shares, preferred shares, debt securities (and related guarantees), warrants, purchase contracts and units described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we or any selling shareholder may offer. Each time we or a selling shareholder offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities. We may file a prospectus supplement in the future that may also add, update or change the information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.

This prospectus and any prospectus supplement are part of a registration statement we filed with the Commission and do not contain all the information in the registration statement. Forms of the indentures and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. For further information about us or the securities offered hereby, you should refer to the registration statement, which you can obtain from the Commission as described below under the section entitled “Where You Can Find Additional Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUMMARY

This section summarizes some of the key information that is contained or incorporated by reference in this prospectus. It may not contain all of the information that may be important to you. As an investor or prospective investor, you should review carefully the entire prospectus and the information incorporated by reference herein, including the section of this prospectus entitled “Risk Factors” beginning on page 8.

Unless the context otherwise requires, when used in this prospectus, the terms “Scorpio Tankers,” the “Company,” “we,” “our” and “us” refer to Scorpio Tankers Inc. and its subsidiaries. “Scorpio Tankers Inc.” refers only to Scorpio Tankers Inc. and not its subsidiaries. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to the lawful currency of the United States. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of tankers.

Our Company

We are Scorpio Tankers Inc., a company incorporated in the Republic of the Marshall Islands. We provide seaborne transportation of crude oil and other petroleum products worldwide. We began our operations in October 2009 with three vessel-owning and operating subsidiary companies. In April 2010, we completed our initial public offering of 12,500,000 common shares at a public offering price of $13.00 per share and commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded our fleet, and as of the date of this prospectus, our fleet consists of 13 wholly-owned tankers (four LR1 tankers, one Handymax tanker, six MR tankers, one LR2 tanker and one post-Panamax tanker), 19 time chartered-in tankers (five Handymax tankers, eight MR tankers, three LR1 tankers and three LR2 tankers, including one vessel we expect to be delivered to us in 2013) and we have contracted for 16 newbuilding MR tankers and four Handymax tankers, two of which are expected to be delivered to us by April 2013 and the remaining 18 by the end of 2014.

We intend to continue to grow our fleet through timely and selective acquisitions of modern, high-quality tankers. We expect to focus future vessel acquisitions primarily on medium-sized product or coated tankers. However, we will also consider purchasing other classes of tankers if we determine that those vessels would, in our view, present favorable investment opportunities.

Our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which has been involved in shipping since the early 1950s through the Italian company Navigazione Alta Italia, or NAI. The Lolli-Ghetti family owns and controls the Scorpio Group, which includes: Scorpio Ship Management S.A.M. and Scorpio Commercial Management S.A.M., which provide us and third parties with technical and commercial management services, respectively; Scorpio Services Holding Limited, which provides us with administrative services; and other affiliated entities. Our President, Mr. Robert Bugbee, also has a senior management position at Scorpio Group, and was formerly the President and Chief Operating Officer of OMI Corporation, which was a publicly traded shipping company.

Our Fleet

Below is our fleet list as of the date of this prospectus:

	VESSEL NAME	YEAR BUILT	DWT	ICE CLASS	EMPLOYMENT	VESSEL TYPE
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Amber	2012	52,000	—	SMRP (4)	MR
3	STI Topaz	2012	52,000	—	SMRP (4)	MR
4	STI Ruby	2012	52,000	—	SMRP (4)	MR
5	STI Garnet	2012	52,000	—	SMRP (4)	MR
6	STI Onyx	2012	52,000	—	SMRP (4)	MR
7	STI Sapphire	2013	52,000	—	Spot	MR
8	Noemi	2004	72,515	—	SPTP (2)	LR1
9	Senatore	2004	72,514	—	SPTP (2)	LR1
10	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
11	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
12	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
13	STI Spirit	2008	113,100	—	SLR2P (3)	LR2

	Total owned DWT		836,520

							TIME CHARTER INFO
	TIME CHARTERED-IN VESSELS
	VESSEL NAME	YEAR BUILT	DWT	ICE CLASS	EMPLOYMENT	VESSEL TYPE	DAILY BASE RATE	EXPIRY (5)
14	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$14,150	18-Jul-13 (6)
15	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$14,150	14-Jun-13 (7)
16	Histria Azure	2007	40,394	—	SHTP (1)	Handymax	$12,000	04-Apr-14 (8)
17	Histria Coral	2006	40,426	—	SHTP (1)	Handymax	$13,000	17-Jul-13 (9)
18	Histria Perla	2005	40,471	—	SHTP (1)	Handymax	$13,000	15-Jul-13 (9)
19	STX Ace 6	2007	46,161	—	SMRP (4)	MR	$14,150	17-May-14 (10)
20	Pacific Duchess	2009	46,697	—	SMRP (4)	MR	$13,800	17-Mar-13 (11)
21	Targale	2007	49,999	—	SMRP (4)	MR	$14,500	17-May-14 (12)
22	Ugale	2007	49,999	1B	SMRP (4)	MR	$14,000	15-Jan-14 (13)
23	Freja Lupus	2012	50,385	—	SMRP (4)	MR	$14,760	26-Apr-14 (14)
24	Valle Bianca	2007	50,633	—	SMRP (4)	MR	$12,000	22-Mar-13 (15)
25	Gan-Trust	2013	51,561	—	Spot	MR	$16,250	06-Jan-16 (16)
26	Usma	2007	52,684	1B	SMRP (4)	MR	$13,500	03-Jan-14 (17)
27	SN Federica	2003	72,344	—	Spot	LR1	$11,250	28-Feb-15 (18)
28	Hellespont Promise	2007	73,669	—	SPTP (2)	LR1	$12,500	16-Dec-13 (19)
29	FPMC P Eagle	2009	73,800	—	SPTP (2)	LR1	$12,800	09-Sep-13 (20)
30	FPMC P Hero	2011	99,995	—	SLR2P (3)	LR2	$14,750	13-Oct-13 (21)
31	FPMC P Ideal	2012	99,993	—	SLR2P (3)	LR2	$14,750	09-Jul-13 (21)
32	Fair Seas	2008	115,406	—	SLR2P (3)	LR2	$16,000	27-Jul-13 (22)

	Total time chartered-in DWT		1,129,141

	NEWBUILDINGS CURRENTLY UNDER CONSTRUCTION
	VESSEL NAME		DWT	ICE CLASS		VESSEL TYPE
33	Hull 2451		37,000	1A		Handymax		(23)
34	Hull 2452		37,000	1A		Handymax		(23)
35	Hull 2453		37,000	1A		Handymax		(23)
36	Hull 2454		37,000	1A		Handymax		(23)
37	Hull 2362		52,000			MR		(23)

	VESSEL NAME	DWT	ICE CLASS	VESSEL TYPE
38	Hull 2369	52,000		MR	(23)
39	Hull 2389	52,000		MR	(23)
40	Hull 2390	52,000		MR	(23)
41	Hull 2391	52,000		MR	(23)
42	Hull 2392	52,000		MR	(23)
43	Hull 2449	52,000		MR	(23)
44	Hull 2450	52,000		MR	(23)
45	Hull S1138	52,000		MR	(24)
46	Hull S1139	52,000		MR	(24)
47	Hull S1140	52,000		MR	(24)
48	Hull S1141	52,000		MR	(24)
49	Hull S1142	52,000		MR	(24)
50	Hull S1143	52,000		MR	(24)
51	Hull S1144	52,000		MR	(24)
52	Hull S1145	52,000		MR	(24)

	Total newbuilding DWT	980,000

	Total DWT	2,945,661

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)	We have an option to extend the charter for an additional year at $13,070 per day.
(7)

We have an option to extend the charter for an additional year at $13,000 per day. The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.

(8)	In April 2013, the daily base rate will increase to $12,600 per day for one year thereafter. We have an option to extend the term of the charter for an additional year at $13,550 per day.
(9)

Represents the average rate for the two year duration of the agreement. The rate for the first year is $12,750 per day and the rate for the second year is $13,250 per day. We have an option to extend the charter for an additional year at $14,500 per day.

(10)	We have an option to extend the charter for an additional year at $15,150 per day.
(11)	We have an option for the Company to extend the charter for an additional year at $14,800 per day.
(12)	We have options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.
(13)	We have an option to extend the charter for an additional year at $15,000 per day.
(14)	We have an option to extend the charter for an additional year at $16,000 per day.
(15)	We have an option to extend the charter for an additional six months at $13,000 per day.
(16)

The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(17)	We have an option to extend the charter for an additional year at $14,500 per day.
(18)

We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the owner whereby we split all of the vessel’s profits above the daily base rate.

(19)	We have an option to extend the charter for an additional six months at $14,250 per day.
(20)

We have options to extend the charter for up to two consecutive one year periods at $13,400 per day and $14,400 per day, respectively. We have also entered into an agreement with a third party whereby we split all of the vessel’s profits and losses above or below the daily base rate.

(21)

We have options to extend the charters for three consecutive six month periods at $15,000 per day, $15,250 per day, and $15,500 per day respectively. FPMC P Hero is expected to be delivered in April 2013 and FPMC P Ideal was delivered in January 2013.

(22)	We have options to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day, and $16,750 per day respectively.
(23)

These Newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). Two vessels are expected to be delivered between March 2013 and April 2013, and the remaining 10 are expected to be delivered by October 2014.

(24)	These Newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea ). These eight vessels are expected to be delivered by the end of 2014.

Chartering Strategy

Generally, we operate our vessels in commercial pools (such as the Scorpio MR Pool, Scorpio LR2 Pool, Scorpio Panamax Tanker Pool, and Scorpio Handymax Tanker Pool), on time charters or in the spot market.

Commercial Pools

To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.

Time Charters

Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate, in part, the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases.

Spot Market

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in tanker rates.

Management of Our Fleet

Commercial and Technical Management

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a Master Agreement. SCM and SSM are related parties of us. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement.

SCM’s services include securing employment, in the spot market and on time charters, for the Company’s vessels. SCM also manages the Scorpio Group Pools. We pay SCM as our commercial manager a fee of $250 per vessel per day for each post-Panamax, LR1, LR2 vessel and $300 per vessel per day for each of our Handymax and MR vessels, plus 1.25% commission on gross revenues per charter fixture when SCM provides commercial management services for vessels that are not in any of the Scorpio Group Pools. The Scorpio Handymax Tanker Pool, Scorpio Panamax Tanker Pool, Scorpio LR2 Pool and Scorpio MR Pool and participants collectively pay SCM a pool management fee of $250 per vessel per day with respect to our LR2 vessels, $300 per vessel per day with respect to each of our Panamax vessels and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.

SSM facilitates vessel support, such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the Company’s vessels, such as drydocks and vetting/inspection. We currently pay SSM $548 per vessel per day to provide technical management services for each of our vessels. This fee is the same charged to third parties by SSM, and therefore the Company believes it represents a market rate for such services.

Administrative Services Agreement

We have an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. Liberty Holding Company Ltd., or Liberty, a company affiliated with us, acted as our Administrator until March 13, 2012 when the Administrative Services Agreement was assigned to SSH. The effective date of the novation was November 9, 2009, the date that we first entered into the agreement with Liberty. We reimburse our current Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. Our Administrator also arranges vessel sales and purchases for us. The services provided to us by our Administrator may be sub-contracted to other entities within the Scorpio Group.

We pay our Administrator a fee for arranging vessel purchases and sales for us, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. For the nine months ended September 30, 2012, we paid our Administrator $0.5 million, in aggregate, relating to the sales of STI Conqueror, STI Gladiator and STI Matador, and $1.9 million, in aggregate, relating to the purchase and delivery of our first five newbuilding vessels. For the year ended December 31, 2011, we paid our Administrator $0.7 million in fees relating to vessel acquisitions. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Further, pursuant to our administrative services agreement, our Administrator, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our administrative services agreement, whose effective commencement began in December 2009, was automatically renewed on December 31, 2012 for an additional term of two years.

Corporate Structure

We were incorporated in the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporation Act on July 1, 2009. We currently maintain our principal executive offices at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that location is +377-9798-5716. We also maintain an office in the United States at 150 East 58th Street, New York, New York 10155 and the telephone number at that address is 212-542-1616. We own each of the vessels in our owned fleet, and expect to own each additional vessel that we acquire into our owned fleet in the future, through separate wholly-owned subsidiaries incorporated in the Republic of the Marshall Islands. The vessels in our time chartered-in fleet are chartered-in to our wholly-owned subsidiary, STI Chartering and Trading Ltd.

RECENT AND OTHER DEVELOPMENTS

Public Offerings

In December 2012, we closed on a follow-on public offering of 21,639,774 common shares at the offering price of $6.10 per share. We received net proceeds of approximately $127.2 million, after deducting placement agents’ discounts and expenses. Jefferies LLC and RS Platou Markets AS acted as placement agents. The net proceeds of the offering were used to partially repay outstanding indebtedness under the Company’s 2010 Revolving Credit Facility and for general corporate purposes, including vessel acquisitions and working capital.

In February 2013, we closed on a follow-on public offering of 30,672,000 common shares at the offering price of $7.50 per share. We received net proceeds of approximately $222.1 million, after deducting placement agents’ discounts and expenses. RS Platou Markets AS, Clarkson Capital Markets, DNB Markets, Inc. and Evercore Group L.L.C. acted as placement agents. The net proceeds of the offering are being used for vessel acquisitions, working capital and other general corporate purposes.

Newbuilding Vessels

In December 2012, we exercised options with Hyundai Mipo Dockyard Co., Ltd. of South Korea, or HMD, for the construction of two MR product tanker newbuildings and we also signed an agreement with SPP Shipbuilding Co., Ltd. of South Korea, or SPP, for the construction of four MR product tanker newbuildings. These six newbuildings are scheduled to be delivered to us in the second and third quarters of 2014. The contract price for each of the newbuildings is approximately $33.0 million.

In January 2013, we took delivery of STI Sapphire, the sixth vessel under our Newbuilding program. The vessel was partially financed under our $150 million senior secured term loan facility, which we refer to as our 2011 Credit Facility.

In January 2013, we entered into an agreement with HMD for the construction of two additional MR product tankers for approximately $32.5 million each. These vessels are scheduled to be delivered to us in May and June 2014.

In February 2013, we exercised options with HMD for the construction of four Handymax, ice class 1A product tankers (37,000 DWT) for approximately $30.0 million each. These vessels are scheduled to be delivered in the third quarter of 2014. In conjunction with these contracts, we received four fixed price options for similar vessels which would be delivered in the first half of 2015.

In February 2013, we reached an agreement with SPP for the construction of four MR product tankers for approximately $32.5 million each, two of which are the exercise of options from a previous contract. These vessels will be delivered in the third and fourth quarters of 2014. In conjunction with these contracts, we received extensions on several previously agreed options and received four new fixed price options for similar vessels which would be delivered in 2015.

Currently, we have contracts for the construction of 20 product tankers with HMD and SPP, consisting of 16 MR and four Handymax vessels. Of these 20 newbuilding product tankers, two are scheduled to be delivered to us by April 2013 and 18 are scheduled to be delivered to us by the end of 2014. As of February 19, 2013, we have paid $50.9 million of installment payments related to these newbuilding product tankers, and are committed to make additional installment payments of $604.4 million. In addition, we have unfunded fixed price options with HMD and SPP for the construction of an additional 14 product tankers.

Time Chartered-in Vessels

In November 2012, we entered into time charter-in agreements for two LR1 tankers and a LR2 tanker. The terms of the contracts are summarized as follows:

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A 2007-built, 73,669 DWT LR1 product tanker on a one year time charter-in agreement at $12,500 per day, with an option for us to extend the charter for an additional six months. This vessel was delivered to us in December 2012.

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A 2003-built, 72,344 DWT LR1 product tanker on a two year time charter-in agreement at $11,250 per day, with an option for us to extend the charter for an additional year at $12,500 per day. Additionally, we have entered into a profit sharing arrangement whereby 50% of the profits above the charterhire rate are being shared with the owner of the vessel. This vessel was delivered to us in January 2013.

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A 2008-built, 115,406 DWT LR2 product tanker on a six month time charter-in agreement at $16,000 per day, with an option for us to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day and $16,750 per day, respectively. This vessel was delivered to us in January 2013.

In December 2012, we agreed to time charter-in two product tankers. The terms of the contracts are summarized as follows:

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A 2007 built, 52,684 DWT MR ice-class 1B product tanker on a one year time charter-in agreement at $13,500 per day. The agreement includes an option for us to extend the charter for an additional year at $14,500 per day. This vessel was delivered to us in January 2013.

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A 2007 built Handymax product tanker, which already is time chartered-in by us, will be time chartered-in for one additional year at $12,600 per day and is expected to commence in April 2013. The agreement includes an option for us to extend the charter for an additional year at $13,550 per day.

In January 2013, we agreed to time charter-in and took delivery of a 2007 built, 49,999 DWT MR ice-class product tanker on a one year time charter-in agreement at $14,000 per day. The agreement also contains an option for us to extend the charter by one year at $15,000 per day.

Additionally, in January 2013, we took delivery of the following vessels that we previously agreed to time charter-in.

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A 2013 built, 51,561 DWT MR product tanker on a three year time charter-in agreement. This vessel is a sister ship of our newbuilding vessels from HMD. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

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A 2012 built, 99,993 DWT LR2 product tanker on a one year time charter-in agreement for $14,750 per day. We have options to extend the charter for three consecutive six month periods at $15,000 per day, $15,250 per day, and $15,500 per day respectively.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks set forth below and in any documents incorporated by reference in this prospectus. In addition, you should also consider carefully the risks set forth under the heading “Risk Factors” in any prospectus supplement before investing in the securities offered by this prospectus. You should also carefully consider the risks described in any future reports that summarize the risks that may materially affect our business, before making an investment in our securities. Please see the section of this prospectus entitled “Where You Can Find Additional Information—Information Incorporated by Reference.” The occurrence of one or more of those risk factors could adversely impact our business, financial condition or results of operations.

Risks Relating to Our Common Shares

The price of our common shares after this offering may be volatile.

The price of our common shares may fluctuate due to factors such as:

■	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

■	mergers and strategic alliances in the crude tanker and product tanker industries;

■	market conditions in the crude tanker and product tanker industries;

■	changes in government regulation;

■	the failure of securities analysts to publish research about us after this offering, or shortfalls in our operating results from levels forecast by securities analysts;

■	announcements concerning us or our competitors; and

■	the general state of the securities market.

The seaborne transportation industry has been highly unpredictable and volatile. The market for our common shares in this industry may be equally volatile. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you in this offering.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Please see the section of this prospectus titled “Enforcement of Civil Liabilities” beginning on page 17.

It may be difficult to serve process on or enforce a United States judgment against us, our officers and our directors.

We and many of our subsidiaries are incorporated in the Republic of the Marshall Islands and a substantial portion of our assets and those of our subsidiaries are located outside the United States. In addition, some of our directors and officers and a substantial portion of the assets of our directors and officers are located outside the United States. It may be difficult or impossible for U.S. investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries and directors and officers are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries and directors and officers based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries and directors and officers based on those laws.

We may issue additional common shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness, or our equity incentive plan, without shareholder approval, in a number of circumstances.

Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

■	our existing shareholders’ proportionate ownership interest in us will decrease;

■	the amount of cash available for dividends payable on our common shares may decrease;

■	the relative voting strength of each previously outstanding common share may be diminished; and

■	the market price of our common shares may decline.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this prospectus, and in the documents incorporated by reference in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker vessel markets, changes in the company’s operating expenses, including bunker prices, insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and the New York Stock Exchange. We caution readers of this prospectus and any prospectus supplement not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited ratio of earnings to fixed charges for the nine months ended September 30, 2012 and each of the years ended December 31, 2011, 2010, 2009, 2008, and 2007.

	NINE MONTHS ENDED		YEARS ENDED DECEMBER 31,
	SEPTEMBER 30, 2012		2011		2010		2009	2008	2007
Earnings:
Add:
(Loss) / income before income taxes	$(21,656,048)		$(82,726,592)		$(2,822,098)		$3,418,037	$12,185,924	$12,053,792
Fixed charges (calculated below)	6,600,533		7,491,765		3,244,335		730,037	1,915,413	1,953,344
Amortization of capitalized interest	9,628
Less:
Interest capitalized	(2,832,417)		(573,224)		—		—	—	—

Earnings	(17,878,305)		(75,808,051)		422,237		4,148,074	14,101,337	14,007,136

Fixed charges:
Interest expensed and capitalized on bank loans	4,591,904		5,523,811		2,984,765		699,115	1,710,907	1,953,344
Amortization of deferred financing fees	865,831		985,881		246,130		—	—	—
Interest component of rent	1,142,797		982,073		13,440		30,922	204,506	—

Fixed charges	6,600,533		7,491,765		3,244,335		730,037	1,915,413	1,953,344

Ratio of earnings to fixed charges	(2.71	) (1)	(10.12	) (1)	0.13	(1)	5.68	7.36	7.17

(1)

Our earnings were insufficient to cover fixed charges and accordingly, the ratio was less than 1:1. We would have needed to generate additional earnings of $24,478,838, $83,299,816, and $2,822,098 to achieve coverage of 1:1 in the nine months ended September 30, 2012, and years ended December 31, 2011 and 2010, respectively.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of securities as set forth in the applicable prospectus supplement. We will not receive any proceeds from sales of our securities by selling shareholders.

CAPITALIZATION

Each prospectus supplement will include information about our capitalization.

PRICE RANGE OF COMMON SHARES

Our common shares trade on the NYSE under the symbol “STNG.” The high and low market prices of our common shares on the NYSE are presented for the periods listed below.

FOR THE YEAR ENDED	HIGH	LOW
December 31, 2011	12.18	4.28
December 31, 2012	7.50	5.14

FOR THE QUARTER ENDED	HIGH	LOW
March 31, 2011	10.82	9.62
June 30, 2011	12.18	9.25
September 30, 2011	10.08	4.93
December 31, 2011	7.03	4.28
March 31, 2012	7.50	4.93
June 30, 2012	7.50	5.14
September 30, 2012	6.88	5.14
December 31, 2012	7.14	5.19

MOST RECENT SIX MONTHS	HIGH	LOW
August 2012	6.47	5.19
September 2012	6.24	5.20
October 2012	6.07	5.19
November 2012	6.63	5.30
December 2012	7.14	6.11
January 2013	8.43	7.05
February 2013 (February 1 through February 20)	8.67	7.72

PLAN OF DISTRIBUTION

We or any selling shareholder may sell or distribute our securities included in this prospectus through underwriters, through agents, to dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, we or the selling shareholders may sell our securities included in this prospectus through:

■	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

■	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

■	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In addition, we or the selling shareholders may enter into option or other types of transactions that require us or them to deliver our securities to a broker-dealer, who will then resell or transfer the securities under this prospectus. We or any selling shareholder may enter into hedging transactions with respect to our securities. For example, we or any selling shareholder may:

■	enter into transactions involving short sales of our common shares by broker-dealers;

■	sell common shares short and deliver the shares to close out short positions;

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enter into option or other types of transactions that require us or the selling shareholder to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

■	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We or any selling shareholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us, any selling shareholder or borrowed from us or any selling shareholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us or any selling shareholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we or any selling shareholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

The selling shareholders and any broker-dealers or other persons acting on our behalf or on the behalf of the selling shareholders that participate with us or the selling shareholders in the distribution of the securities may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act. As a result, we have or will inform the selling shareholders that Regulation M, promulgated under the Exchange Act, may apply to sales by the selling shareholders in the market. The selling shareholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of our common shares against certain liabilities, including liabilities arising under the Securities Act.

In connection with the offering and sale of 30,672,000 of our common shares completed in February 2013 pursuant to a Placement Agency Agreement with RS Platou Markets, Inc., we, our directors and executive officers have agreed that, without the prior written consent of RS Platou Markets, Inc. on behalf of the placement agents, we and they will not, during the period ending 30-days from January 30, 2013:

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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

■	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares.

Except as set forth above, as of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the securities pursuant to this prospectus.

At the time that any particular offering of securities is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or re-allowed or paid to dealers. Furthermore, we, our executive officers, our directors and the selling shareholders may agree, subject to certain exemptions, that for a certain period from the date of the prospectus supplement under which the securities are offered, we and they will not, without the prior written consent of an underwriter, offer, sell, contract to sell, pledge or otherwise dispose of any of our common shares or any securities convertible into or exchangeable for our common shares. However, an underwriter, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. We expect an underwriter to exclude from these lock-up agreements securities exercised and/or sold pursuant to trading plans entered into by any selling shareholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of the selling shareholders’ securities on the basis of parameters described in such trading plans.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the New York Stock Exchange, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.

We will bear costs relating to the securities offered and sold by us under this Registration Statement.

As a result of requirements of the Financial Industry Regulatory Authority, or FINRA, formerly the National Association of Securities Dealers, Inc., the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us or any selling shareholder for the sale of any securities being registered pursuant to Rule 415 promulgated by the Commission under the Securities Act.

ENFORCEMENT OF CIVIL LIABILITIES

We are a Marshall Islands company, and our principal executive office is located outside of the United States in Monaco, although we also have an office in New York. Some of our directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws. Please see our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capital Stock

Under our amended and restated articles of incorporation our authorized capital stock consists of 250 million common shares, par value $0.01 per share, of which 94,499,846 shares are currently issued and outstanding (which excludes 1,170,987 shares held as treasury shares), and 25 million preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.

Share History

In April 2010, we closed the issuance of 12,500,000 common shares at $13.00 per share in our initial public offering and received net proceeds of $149.6 million, after deducting underwriters’ discounts and offering expenses.

In May 2010, pursuant to the underwriters’ exercise of their over-allotment option that we granted in connection with our initial public offering, we closed the issuance of 450,000 common shares at $13.00 and received $5.2 million, after deducting underwriters’ discounts.

In November 2010, we closed on an underwritten follow-on public offering of 4,575,000 common shares at $9.80 per share. After deducting underwriters’ discounts and paying offering expenses, the net proceeds were $41.8 million, and 510,204 shares were issued in a concurrent private placement to a member of the Lolli-Ghetti family for total proceeds of $5.0 million. On December 2, 2010, we closed the issuance of 686,250 common shares at $9.80 and received $6.4 million, after deducting underwriters’ discounts, when the underwriters in our follow-on public offering fully exercised their over-allotment option.

In May 2011, we closed on an underwritten follow-on public offering of 6,000,000 common shares and also closed on the underwriters’ over-allotment option to purchase 900,000 additional common shares at the offering price of $10.50 per share. We received net proceeds of $68.5 million, after deducting underwriters’ discounts and offering expenses.

In December 2011, we closed on an underwritten follow-on public offering of 7,000,000 common shares at the offering price of $5.50 per share. We received net proceeds of $36.5 million, after deducting underwriters’ discounts and estimated offering expenses.

In April 2012, we closed on a registered direct placement of 4,000,000 common shares at an offering price of $6.75 per share. We received net proceeds of approximately $26.2 million, after deducting placement agents’ discounts and expenses.

In December 2012, we closed on a registered direct placement of 21,639,774 common shares at the offering price of $6.10 per share. We received net proceeds of approximately $127.2 million, after deducting placement agents’ discounts and expenses.

In February 2013, we closed on a registered direct placement of 30,672,000 common shares at the offering price of $7.50 per share. We received net proceeds of approximately $222.1 million, after deducting placement agents’ discounts and expenses.

Description of Common Shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any shares of preferred stock, which we may issue in the future.

Description of Preferred Shares

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

■	the designation of the series;

■	the number of shares of the series;

■	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

■	the voting rights, if any, of the holders of the series.

Registrar and Transfer Agent

The registrar and transfer agent for our common shares is Computershare, Inc.

Listing

Our common shares are listed on the New York Stock Exchange under the symbol “STNG.”

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision allowing for cumulative voting.

Our amended and restated bylaws require our board of directors to consist of at least one member. Our board of directors consists of five members. Our amended and restated bylaws may be amended by the vote of a majority of our entire board of directors.

Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors, as advised by our Compensation Committee, has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of The Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated articles of incorporation and bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney’s fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance notice requirements for shareholder proposals and director nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified board of directors

As described above, our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Accordingly, approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

■	any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

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any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person’s status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

■	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

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any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding stock;

■	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

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any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

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any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our articles of incorporation do not apply to a business combination if:

■	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

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upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

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at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock that is not owned by the interest shareholder;

■	the shareholder was or became an interested shareholder prior to the closing of our initial public offering in 2010;

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a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

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the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

(ii)	a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(iii)	a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates. We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee named in the indenture. These indentures will be filed either as exhibits to an amendment to this Registration Statement, or as an exhibit to a Securities Exchange Act of 1934, or Exchange Act, report that will be incorporated by reference to the Registration Statement or a prospectus supplement. We will refer to any or all of these reports as “subsequent filings.” The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an “indenture” and collectively as the “indentures.” Each indenture will be subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under each indenture will be unlimited and each indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

Certain of our subsidiaries may guarantee the debt securities we offer. Those guarantees may or may not be secured by liens, mortgages, and security interests in the assets of those subsidiaries. The terms and conditions of any such subsidiary guarantees, and a description of any such liens, mortgages or security interests, will be set forth in the prospectus supplement that will accompany this prospectus.

The following description of the terms of the debt securities sets forth certain general terms and provisions. The statements below are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture. The specific terms of any debt securities that we may offer, including any modifications of, or additions to, the general terms described below as well as any applicable material U.S. federal income tax considerations concerning the ownership of such debt securities will be described in the applicable prospectus supplement or supplemental indenture. Accordingly, for a complete description of the terms of a particular issue of debt securities, the general description of the debt securities set forth below should be read in conjunction with the applicable prospectus supplement and indenture, as amended or supplemented from time to time.

General

Neither indenture limits the amount of debt securities which may be issued, and each indenture provides that debt securities may be issued up to the aggregate principal amount from time to time. The debt securities may be issued in one or more series. The senior debt securities will be unsecured and will rank in parity with all of our other unsecured and unsubordinated indebtedness. Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness. Any such debt securities will be described in an accompanying prospectus supplement.

You should read the subsequent filings relating to the particular series of debt securities for the following terms of the offered debt securities:

■	the designation, aggregate principal amount and authorized denominations;

■	the issue price, expressed as a percentage of the aggregate principal amount;

■	the maturity date;

■	the interest rate per annum, if any;

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if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

■	any optional or mandatory sinking fund provisions or conversion or exchangeability provisions;

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the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;

■	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;

■	if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

■	any events of default not set forth in this prospectus;

■	the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

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if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

■	whether interest will be payable in cash or additional securities at our or the holder’s option and the terms and conditions upon which the election may be made;

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if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

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if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

■	any restrictive covenants or other material terms relating to the offered debt securities, which may not be inconsistent with the applicable indenture;

■	whether the offered debt securities will be issued in the form of global securities or certificates in registered form;

■	any terms with respect to subordination;

■	any listing on any securities exchange or quotation system;

■	additional provisions, if any, related to defeasance and discharge of the offered debt securities; or

■	the applicability of any guarantees.

Unless otherwise indicated in subsequent filings with the Commission relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

Unless otherwise indicated in subsequent filings with the Commission, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount. United States federal income consequences and other special considerations applicable to any discounted securities will be described in subsequent filings with the Commission relating to those securities.

We refer you to applicable subsequent filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

Senior Debt

We may issue senior debt securities under a senior debt indenture. These senior debt securities would rank on an equal basis with all our other unsecured debt except subordinated debt.

Subordinated Debt

We may issue subordinated debt securities under a subordinated debt indenture. Subordinated debt would rank subordinate and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all our senior debt (both secured and unsecured).

In general, the holders of all senior debt are first entitled to receive payment of the full amount unpaid on senior debt before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events.

If we default in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.

If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us or our property, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.

Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the subordinated debt indenture, holders of all our senior debt will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments.

Senior debt means:

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the principal, premium, if any, interest and any other amounts owing in respect of our indebtedness for money borrowed and indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including the senior debt securities or letters of credit;

■	all capitalized lease obligations;

■	all hedging obligations;

■	all obligations representing the deferred purchase price of property; and

■	all deferrals, renewals, extensions and refundings of obligations of the type referred to above;

but senior debt does not include:

■	subordinated debt securities; and

■	any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, our subordinated debt securities.

Covenants

Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

■	the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;

■	the ability to make certain payments, dividends, redemptions or repurchases;

■	our ability to create dividend and other payment restrictions affecting our subsidiaries;

■	our ability to make investments;

■	mergers and consolidations by us or our subsidiaries;

■	sales of assets by us;

■	our ability to enter into transactions with affiliates;

■	our ability to incur liens; and

■	sale and leaseback transactions.

Modification of the Indentures

Each indenture and the rights of the respective holders may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as a class. But no modification that:

(1)	changes the amount of securities whose holders must consent to an amendment, supplement or waiver;

(2)	reduces the rate of or changes the interest payment time on any security or alters its redemption provisions (other than any alteration to any such section which would not materially adversely affect the legal rights of any holder under the indenture) or the price at which we are required to offer to purchase the securities;

(3)	reduces the principal or changes the maturity of any security or reduces the amount of, or postpones the date fixed for, the payment of any sinking fund or analogous obligation;

(4)	waives a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of that series and a waiver of the payment default that resulted from such acceleration);

(5)	makes the principal of or interest, if any, on any security payable in any currency other than that stated in the security;

(6)	makes any change with respect to holders’ rights to receive principal and interest, the terms pursuant to which defaults can be waived, certain modifications affecting shareholders or certain currency-related issues; or

(7)	waives a redemption payment with respect to any security or changes any of the provisions with respect to the redemption of any securities;

will be effective against any holder without his consent. Other terms as specified in subsequent filings may be modified without the consent of the holders.

Events of Default

Each indenture defines an event of default for the debt securities of any series as being any one of the following events:

■	default in any payment of interest when due which continues for 30 days;

■	default in any payment of principal or premium when due;

■	default in the deposit of any sinking fund payment when due;

■	default in the performance of any covenant in the debt securities or the applicable indenture which continues for 60 days after we receive notice of the default;

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default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable subsequent filing, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and

■	events of bankruptcy, insolvency or reorganization.

An event of default of one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

In case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable. Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

Each indenture requires us to file annually after debt securities are issued under that indenture with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture. Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

Subject to the duties of the trustee in case an event of default occurs and continues, each indenture provides that the trustee is under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity. Subject to these provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the indenture.

Defeasance and Discharge

The terms of each indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities. This right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders. This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

The terms of the debt securities provide us with the right to omit complying with specified covenants and that specified events of default described in a subsequent filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the IRS a ruling to the effect that the deposit and related covenant defeasance will not cause the holders of such series to recognize income, gain or loss for federal income tax purposes.

A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Subsidiary Guarantees

Certain of our subsidiaries may guarantee the debt securities we offer. In that case, the terms and conditions of the subsidiary guarantees will be set forth in the applicable prospectus supplement. Unless we indicate differently in the applicable prospectus supplement, if any of our subsidiaries guarantee any of our debt securities that are subordinated to any of our senior indebtedness, then the subsidiary guarantees will be subordinated to the senior indebtedness of such subsidiary to the same extent as our debt securities are subordinated to our senior indebtedness.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in an applicable subsequent filing and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in an applicable subsequent filing.

We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security. Any additional or different terms of the depository arrangement will be described in an applicable subsequent filing.

Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interest through such participating institutions. Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee. Ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Unless otherwise specified in an applicable subsequent filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the indenture.

The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in applicable subsequent filings, payments of principal, premium and interest on debt securities represented by a global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository. We also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street names, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Unless otherwise specified in the applicable subsequent filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

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the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility;

■	we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities; or

■	there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

Upon any exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository’s relevant participating institutions to the applicable trustee.

In the event that the Depository Trust Company, or DTC, acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee.

DTC is a member of the U.S. Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the Commission. Established in 1973, DTC was created to reduce costs and provide clearing and settlement efficiencies by immobilizing securities and making “book-entry” changes to ownership of the securities. DTC provides securities movements for the net settlements of the National Securities Clearing Corporation, or NSCC, and settlement for institutional trades (which typically involve money and securities transfers between custodian banks and broker/dealers), as well as money market instruments.

DTC is a subsidiary of The Depository Trust & Clearing Company, or DTCC. DTCC is a holding company established in 1999 to combine DTC and NSCC. DTCC, through its subsidiaries, provides clearing, settlement and information services for equities, corporate and municipal bonds, government and mortgage backed securities, money market instruments and over the-counter derivatives. In addition, DTCC is a leading processor of mutual funds and insurance transactions, linking funds and carriers with their distribution networks. DTCC’s customer base extends to thousands of companies within the global financial services industry. DTCC serves brokers, dealers, institutional investors, banks, trust companies, mutual fund companies, insurance carriers, hedge funds and other financial intermediaries – either directly or through correspondent relationships.

DTCC is industry-owned by its customers who are members of the financial community, such as banks, broker/dealers, mutual funds and other financial institutions. DTCC operates on an at-cost basis, returning excess revenue from transaction fees to its member firms. All services provided by DTC are regulated by the Commission.

The 2012 DTCC Board of Directors is composed of 19 directors serving one-year terms. Thirteen directors are representatives of clearing agency participants, including international broker/dealers, custodian and clearing banks, and investment institutions; of these, two directors are designated by DTCC’s preferred shareholders, which are NYSE Euronext and FINRA. Three directors are from non-participants. The remaining three are the chairman and chief executive officer, president, and chief operating officer of DTCC. All of the Board members except those designated by the preferred shareholders are elected annually.

To facilitate subsequent transfers, the debt securities may be registered in the name of DTC’s nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC’s records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners. The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.’s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

If applicable, redemption notices shall be sent to Cede & Co. If less than all of the debt securities of a series represented by global securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participating institutions in that issue to be redeemed.

To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution’s interest in the global security or securities representing the interest, on DTC’s records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC’s records.

DTC may discontinue providing its services as securities depository for the debt securities at any time. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

We may decide to discontinue use of the system of book-entry transfers through the securities depository. In that event, debt security certificates will be printed and delivered as described above.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

■	the title of such warrants;

■	the aggregate number of such warrants;

■	the price or prices at which such warrants will be issued;

■	the currency or currencies, in which the price of such warrants will be payable;

■

the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

■	the price at which and the currency or currencies, in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

■	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

■	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

■	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

■	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

■	information with respect to book-entry procedures, if any;

■	if applicable, a discussion of any material U.S. federal income tax considerations; and

■	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

■

debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement; or

■	currencies.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities or currencies at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities or currencies and any acceleration, cancellation or termination provisions, provisions relating to U.S. federal income tax considerations, if any, or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or pre-funded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF RIGHTS

We may issue rights to purchase our equity securities. These rights may be issued independently or together with any other security offered by this prospectus and may or may not be transferable by the shareholder receiving the rights in the rights offering. In connection with any rights offering, we may enter into a standby underwriting agreement with one or more underwriters pursuant to which the underwriter will purchase any securities that remain unsubscribed for upon completion of the rights offering.

The applicable prospectus supplement relating to any rights will describe the terms of the offered rights, including, where applicable, the following:

■	the exercise price for the rights;

■	the number of rights issued to each shareholder;

■	the extent to which the rights are transferable;

■	any other terms of the rights, including terms, procedures and limitations relating to the exchange and exercise of the rights;

■	the date on which the right to exercise the rights will commence and the date on which the right will expire;

■	the amount of rights outstanding;

■	the extent to which the rights include an over-subscription privilege with respect to unsubscribed securities; and

■	the material terms of any standby underwriting arrangement entered into by us in connection with the rights offering.

The description in the applicable prospectus supplement of any rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights certificate or rights agreement, which will be filed with the Commission if we offer rights. For more information on how you can obtain copies of any rights certificate or rights agreement if we offer rights, see “Where You Can Find Additional Information” of this prospectus. We urge you to read the applicable rights certificate, the applicable rights agreement and any applicable prospectus supplement in their entirety.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more rights, purchase contracts, warrants, debt securities (and related guarantees), preferred shares, common shares or any combination of such securities. The applicable prospectus supplement will describe:

■

the terms of the units and of the rights, purchase contracts, warrants, debt securities (and related guarantees), preferred shares and common shares comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

■	a description of the terms of any unit agreement governing the units;

■	if applicable, a discussion of any material U.S. federal income tax considerations; and

■	a description of the provisions for the payment, settlement, transfer or exchange of the units.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

$(1)

SEC Registration Fee	$		*

Printing and Engraving Expenses	$		*

Legal Fees and Expenses	$		*

Accountants’ Fees and Expenses	$		*

NYSE Supplemental Listing Fee	$		*
FINRA Fee		$225,500

Blue Sky Fees and Expenses	$		*

Transfer Agent’s Fees and Expenses	$		*

Miscellaneous Costs	$		*

Total	$		*

(1)	The Registrant is registering an indeterminate amount of securities under the registration statement in accordance with Rules 456(b) and 457(r), the registrant is deferring payment of the registration fee in connection with such securities until the time the securities are sold under the registration statement pursuant to a prospectus supplement.

*	To be provided by a prospectus supplement or as an exhibit to report on Form 6-K that is incorporated by reference into this registration statement.

TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of our activities to us and holders of our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders, each as defined below, of the ownership of common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business in this Report and assumes that we conduct our business as described herein. References in the following discussion to the “Company,” “we,” “our” and “us” are to Scorpio Tankers Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Operating Income: In General

We earn and anticipate that we will continue to earn substantially all our income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as “shipping income.”

Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as the Company will be subject to United States federal income taxation on its “shipping income” that is treated as derived from sources within the United States, which we refer to as “United States source shipping income.” For United States federal income tax purposes, “United States source shipping income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources entirely outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, we are not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source shipping income.

Unless exempt from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions, as described more fully below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 and the Treasury Regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States source shipping income if:

(1)	it is organized in a “qualified foreign country,” which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2)	one of the following tests is met:

(A)	more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which as defined includes individuals who are “residents” of a qualified foreign country, which we refer to as the “50% Ownership Test” or

(B)	its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly-Traded Test”.

The Republic of The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, has been officially recognized by the United States Internal Revenue Service, or the IRS, as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

For our 2012 taxable year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.

Publicly-Traded Test

The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding stock, are “primarily traded” on the New York Stock Exchange, or the NYSE.

Under the Treasury Regulations, our common shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the “Listing Threshold.” Since our common shares are listed on the NYSE, we expect to satisfy the Listing Threshold.

It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the “Trading Frequency Test” and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the “Trading Volume Test.” The Company currently satisfies and anticipates that it will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the “5% Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the SEC, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, the Company must satisfy certain substantiation requirements in regards to the identity of its 5% Shareholders.

We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2012 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.

United States Federal Income Taxation In Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, our United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime,” to the extent that such income is not considered to be “effectively connected” with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent our United States source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

■	we have, or are considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

■

substantially all of our United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be “effectively connected” with the conduct of a United States trade or business.

United States Federal Income Taxation of Gain on Sale of Vessels

If we qualify for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from United States federal income tax under Section 883. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel will be subject to United States federal income tax if such sale occurs in the United States. To the extent possible, we intend to structure the sales of our vessels so that the gain therefrom is not subject to United States federal income tax. However, there is no assurance we will be able to do so.

United States Federal Income Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

As used herein, the term “United States Holder” means a beneficial owner of common shares that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a United States Holder who is an individual, trust or estate (a “United States Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Non-Corporate Holder at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we believe we have not been, believe we are not and do not anticipate being in the future); (3) the United States Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any distributions out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in his common shares—paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are currently eligible for reduced rates of taxation. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a United States Holder that is an individual will generally be subject to a 3.8% tax on the lesser of (1) the United States Holder’s net investment income for the taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000). A United States Holder’s net investment income will generally include dividends paid on our common shares and net gains from the sale, exchange or other disposition of our common shares. Similar rules apply to estates and, in certain cases, trusts. If you are a United States Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of these rules.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a “passive foreign investment company”, or a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such Holder holds our common shares, either:

■	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

■	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we have been, are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute assets that produce or are held for the production of passive income for purposes of determining whether we are a PFIC. Therefore, based on our current operations and future projections, we should not be treated as a PFIC with respect to any taxable year. There is substantial legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. Furthermore, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different United States federal income taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year after 2010, a United States Holder would be required to file an annual report with the IRS for that year with respect to such Holder’s common shares.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder,” the Electing Holder must report for United States federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year of the Company during which it is a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gain tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A United States Holder would make a timely QEF election for our shares by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when we were a PFIC. If we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our common shares are treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder’s adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

■	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

■

the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income” and

■

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of “Non-United States Holders”

A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a “Non-United States Holder.”

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Dividends on Common Stock

A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to his common shares, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United Stated federal income tax only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

■

the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

■	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, dividends on the common shares, and gains from the sale, exchange or other disposition of such shares, that are effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding if you are a non-corporate United States Holder and you:

■	fail to provide an accurate taxpayer identification number;

■	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

■	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your United States federal income tax liability by filing a refund claim with the IRS.

Pursuant to recently enacted legislation, individuals who are United States Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-United States Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-United States Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required IRS Form 8938 is filed. United States Holders (including United States entities) and Non- United States Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, New York, with respect to matters of the law of the Republic of the Marshall Islands and with respect to matters of United States and New York law.

EXPERTS

The consolidated financial statements, incorporated in this prospectus by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, and the effectiveness of Scorpio Tankers Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The sections included in the Company’s Annual Report on Form 20F for the year ended December 31, 2011 which have been attributed to Drewry Shipping Consultants Ltd., including the section entitled “The International Oil Tanker Shipping Industry,” have been reviewed by Drewry Shipping Consultants Ltd., which has confirmed to us that such sections accurately describe the international tanker market, subject to the availability and reliability of the data supporting the statistical information presented.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission. You may read and copy any document that we file and obtain copies at prescribed rates from the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-

0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Further information about our company is available on our website at http://www.scorpiotankers.com. The information on our website does not constitute a part of this prospectus.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934 and all subsequent annual reports on Form 20-F that we file with the Commission and certain current reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

■

Our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Commission on March 23, 2012, which contains our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

■

Our Report on Form 6-K, filed with the Commission on December 4, 2012, which contains Management’s Discussion and Analysis of Financial Condition and Results of Operation and our unaudited interim condensed consolidated financial statements and related information and data as of and for the nine-month period ended September 30, 2012.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

MONACO	NEW YORK
9, Boulevard Charles III, Monaco 98000	150 East 58th Street - New York, NY 10155, USA
Tel: +377-9798-5716	Tel: +1 212 542 1616

Information Provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. As a “foreign private issuer,” we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of the New York Stock Exchange, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

15,000,000 Shares

Scorpio Tankers Inc.

Common Shares

PROSPECTUS SUPPLEMENT

                    , 2015

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